Mail Stop 0407

      							April 26, 2005

Via U.S. Mail and Fax ( 303.424.5085)
Mr. Monty R. Lamirato, CFO
ARC Wireless Solutions, Inc.
10601 West 48th Avenue
Wheat Ridge, CO, 80033-2660

	RE:	ARC Wireless Solutions, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 000-18122

Dear Mr. Lamirato:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 9A. Controls and Procedures

1. We note that your CEO`s and CFO`s conclusions regarding the effectiveness of the disclosure controls and procedures were as of a date "during the 90 day period prior to the filing of this report."
Please note that Item 307 of Regulation S-K now requires the conclusions to be as of the end of the period covered by the filing.
Refer to Release No. 33-8238 for additional guidance. In your response letter, please confirm that the CEO`s and CFO`s evaluations were as of the end of the period being reported. Note that the definition of "disclosure controls and procedures" is now contained in Rules 13a-15(e) and 15d-15(e). In addition, please confirm in your response letter that your future filings will provide the disclosure required by Item 307 of Regulation S-K.

2. Please note that Item 308(c) of Regulation S-K provides the current requirements for the disclosure of any changes in your internal controls over financial reporting. See Release No. 33-8238.
For example, Item 308(c) requires disclosure of any changes, not just
"significant changes" in internal controls over financial reporting.
Item 308(c) also requires the disclosure to be as of the end of the period covered by the filing, not "subsequent to the date of [the CEO`s and CFO`s] evaluation." In your response letter, please confirm that no changes in the company`s internal control over financial reporting occurred during the fiscal year that have materially affected, or are reasonably likely to materially affect, the company`s internal control over financial reporting. In addition, please confirm in your response letter that your future filings will provide the disclosure required by Item 308(c) of Regulation S-K.





*    *    *    *
      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Ted Yu, Legal Examiner, at (202) 551-3372 or Michelle Anderson, Legal Branch Chief at (202) 551-3833 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel,
							Assistant Director



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Mr. Monty R. Lamirato, CFO
ARC Wireless Solutions, Inc.
April 26, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE